

EXHIBIT B:
FINANCIAL STATEMENTS



FUNDOPOLIS

TNHC, LLC

Financial Statements

With Independent Accountant's Review Report Thereon

For the Period June 1, 2018 through December 31, 2018





Miller CPA, PLLC

Independent Accountant's Review Report

To the members of
TNHC, LLC

We have reviewed the accompanying financial statements of TNHC, LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of operations and members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Miller CPA, PLLC

Miller CPA, PLLC
Murfreesboro, Tennessee
October 23, 2019

Miller CPA, PLLC, P.O. Box 11793, Murfreesboro, TN 37129
scott@millerassure.com | millerassure.com | 615.796.4092

TNHC, LLC
BALANCE SHEET
DECEMBER 31, 2018
(UNAUDITED)

ASSETS

CURRENT ASSETS		
Cash and equivalents	$	400
TOTAL ASSETS	$	400

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	-
LONG-TERM LIABILITIES		
Notes payable		18,000
TOTAL LIABILITIES		18,000
MEMBERS' DEFICIT		(17,600)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	400

See the notes to financial statements and independent accountant's review report.

3

TNHC, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD JUNE 1, 2018 THROUGH DECEMBER 31, 2018
(UNAUDITED)

REVENUE	$	3,138
OPERATING EXPENSES:		
Vehicles		113
Professional fees		2,978
Lease		300
Sales tax		221
Materials and supplies		13,479
Telephone		249
Travel		1,198
Utilities		1,245
Total operating expenses		19,783
NET LOSS		(16,645)
MEMBERS' CONTRIBUTION		1,962
MEMBERS' DISTRIBUTIONS		(2,917)
ENDING MEMBERS' EQUITY	$	(17,600)

See the notes to financial statements and independent accountant's review report.

4

TNHC, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 1, 2018 THROUGH DECEMBER 31, 2018
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(16,645)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable		18,000
Members' contributions		1,962
Members' distributions		(2,917)
NET CASH PROVIDED FINANCING ACTIVITIES		17,045
NET INCREASE IN CASH AND EQUIVALENTS		400
CASH AT THE BEGINNING OF THE PERIOD		-
CASH AT THE END OF THE PERIOD	$	400

See the notes to financial statements and independent accountant's review report.

5

TNHC, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JUNE 1, 2018 THROUGH DECEMBER 31, 2018 (UNAUDITED)

NOTE A – NATURE OF ACTIVITIES, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities
TNHC, LLC (the "Company") was organized as a Tennessee limited liability company in June 2018. The Company is headquartered in Mount Juliet, Tennessee, the Company raises hemp plants for resale and harvest for extraction of oil for the full spectrum tincture.

Basis of Presentation
The financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expense during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable, Net
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company considers balances greater than 30 days old to be past due. The Company does not charge interest on past due accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on management's evaluation of outstanding accounts receivable at the end of the year and their prior history of writing off uncollectible accounts. As of December 31, 2018 management estimated the allowance for doubtful accounts to be $-0- as the accounts receivable balance as of Dececmber 31, 2018 is $-0-.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by the Company. Members are taxed individually on their respective shares of the Company's earnings. Accordingly, the financial statements do not reflect a provision for federal or state income taxes.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the general and administrative expenses.

The federal income and certain state tax returns for the Company are subject to examination by the Internal Revenue Service ("IRS") and certain states, generally for three years after they are filed. The Tennessee franchise and excise tax returns for the Company are subject to examination by state tax authorities, generally for five years after they are filed.

NOTE A – NATURE OF ACTIVITIES, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company recognizes revenue when products are accepted by the customer.

Advertising
The Company records certain advertising, marketing and promotional costs as an expense on the statement of income and members' equity. The Company did not make any cash payments for advertising and promotional costs during the year ended December 31, 2018.

Cash Flow Information
There were no cash payments for income taxes or interest during the year ended December 31, 2018.

NOTE B – NOTES PAYABLE

The Company entered into two notes payable with separate members totaling $18,000 bearing an interest rate of the prime rate plus 1%. Principal and interest is due upon the maturity date of December 31, 2021. The notes payable are uncollateralized.

NOTE C – LEASE OBLIGATIONS

The Company entered into a month to month lease agreement for greenhouses from a member requiring lease payments of $45 a month. During the year ended December 31, 2018 lease expense totaled $300.

NOTE D – CONCENTRATION OF RISK

The Company may be subject to credit risk to its cash and equivalent accounts, which are placed with high credit-quality financial institutions. The Federal Deposit Insurance Corporation ("FDIC") offers coverage to $250,000 for substantially all depository accounts. As of December 31, 2018 the Company had no funds in excess of FDIC limits.

NOTE E – SUBSEQUENT EVENTS REVIEW

Subsequent events have been evaluated through October 23, 2019, which is when the financial statements were available to be issued. There have been no adjustments to the financial statements to include any subsequent transactions or events.